Coca-Cola İçecek

RECEIVED JUL 3 0 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 186

07025619

FILE 82-35049

July 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, Coca-Cola İçecek's ("CCI") 1H2007 sales volume ("volume") data, in comparison with the prior year, is summarized below.

Second quarter 2007, volume increased by 13.6% to 138.1 million unit cases compared to 121.6 million unit cases in 2Q2006. Volume increased from 194.2 million unit cases in 1H2006 by 12.2% to 217.9 million unit cases in 1H2007. The cumulative effect of 9.1% and 28.2% increases in the Turkish and International volumes, respectively, reflects strong growth on a consolidated basis. CCI has experienced excellent volume growth in all markets and in all categories. Volume growth in both Turkey and International operations in the first half of 2007 is in line with our guidance.

In the second quarter of 2007, sales volume in Turkey increased by 12.1% to 110.4 million unit cases. Turkey volume reached 174.5 million unit cases in 1H2007, an increase of 9.1% over 1H2006.

New package and product introductions that contributed to Turkey's performance: 1.5L PET bottles for Coca-Cola, Fanta and Damla in PET and HOD, introduced in the first quarter; 330ml Nestea iced tea, 330ml Powerade sports drink in PET bottles, Coca-Cola and Coca-Cola light in 450ml PET bottles, Fanta Mango-Orange flavor and Nestea Cool introduced in the second quarter.

International operations volume rose by 21.4% to 28.0 million unit cases in the second quarter of 2007. International operations' volume increased by 28.2% to 43.7 million unit cases in the first half of 2007.

PROCESSED
AUG 0 2 2007
THOMSON
FINANCIAL

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

END

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68